REPORT ON VOTING RESULTS

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
SEPTEMBER 15, 2021

The Annual General and Special Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Wednesday, September 15, 2021 at 10:00 a.m. (Eastern Daylight Time). A total of 48,282,749 Class A subordinate voting shares and 7,321,616 Class B multiple voting shares were represented at the Meeting, representing approximately 81.12% of the total votes attached to all issued and outstanding shares as of July 19, 2021, the record date for the Meeting.

Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.

Election of Directors

The Board of Directors of Alithya had fixed at ten the number of directors to be elected at the Meeting. All ten nominee directors proposed for election in Alithya’s Management Information Circular dated July 19, 2021 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	117,585,295	97.58%	2,920,332	2.42%
Robert Comeau	120,196,750	99.74%	308,877	0.26%
Mélissa Gilbert	118,022,645	97.94%	2,482,982	2.06%
Lucie Martel	117,968,174	97.89%	2,537,453	2.11%
Pierre Karl Péladeau	117,985,893	97.91%	2,519,734	2.09%
Paul Raymond	118,026,652	97.94%	2,478,975	2.06%
James B. Renacci	120,193,514	99.74%	312,113	0.26%
Ghyslain Rivard	115,133,657	95.54%	5,371,970	4.46%
C. Lee Thomas	120,194,930	99.74%	310,697	0.26%
Pierre Turcotte	117,225,372	97.28%	3,280,255	2.72%

Appointment of Auditors

The resolution to appoint KPMG as Alithya’s auditor for the year ending March 31, 2022 and authorize the Board of Directors to fix their remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditor were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
121,414,452	99.94%	76,687	0.06%

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Alithya ׀ Report on Voting Results

Approval of the Unallocated Awards under the Long Term Incentive Plan

The resolution for the approval of the unallocated awards under the Company’s Long Term Incentive Plan was adopted by a majority of the votes cast. The votes cast for the approval of the unallocated awards under the Company’s Long Term Incentive Plan were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
113,321,891	94.04%	7,183,736	5.96%

Approval of the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan

The resolution for the approval of the amendment and restatement of Alithya’s Pre-IPO Stock Option Plan was adopted by a majority of the votes cast. The votes cast for the approval of the amendment and restatement of Alithya’s Pre-IPO Stock Option Plan were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
115,025,806	96.01%	4,779,821	3.99%
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Alithya ׀ Report on Voting Results